UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Legacy Reserves Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

524706108

(CUSIP Number)

Baines Creek Capital, LLC

11940 Jollyville Road

Suite 210-S

Austin, Texas 78759

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,248,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,248,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,248,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Special Purpose Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,904,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,904,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,904,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,248,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,248,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,248,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek SP GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,904,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,904,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,904,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,153,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,153,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,153,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Kevin Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,510
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,153,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,510
	10	SHARED DISPOSITIVE POWER

24,153,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,159,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Jeremy Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,317
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,317
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

James Schumacher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,686
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,686
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Brian Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		748,972
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,153,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

748,972
	10	SHARED DISPOSITIVE POWER

24,153,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,902,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 524706108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Baines Creek Partners, L.P. (“BCP”), a Delaware limited partnership;
(ii)	Baines Creek Special Purpose Partners, L.P. (“BCSPP”), a Delaware limited partnership;
(iii)	Baines Creek GP, L.P. (“BCP GP”), a Texas limited partnership;
(iv)	Baines Creek SP GP, L.P. (“BCSPP GP”), a Delaware limited partnership;
(v)	Baines Creek Capital, LLC (“BCC”), a Texas limited liability company;
(vi)	Kevin Tracy;
(vii)	Jeremy Carter;
(viii)	James Schumacher; and
(ix)	Brian Williams.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)               The address of the principal office of each of the Reporting Persons is 11940 Jollyville Road, Suite 210-S, Austin, Texas 78759.

(c)                The principal business of each of BCP and BCSPP is investing in securities and engaging in all related activities and transactions. The principal business of BCP GP is serving as the general partner of BCP. The principal business of BCSPP GP is serving as the general partner of BCSPP. The principal business of BCC is serving as the general partner of both BCP GP and BCSPP GP, and as the investment manager to each BCP GP, BCSPP GP, BCP and BCSPP. The principal occupation of Messrs. Tracy and Williams are being Managing Partners of BCP GP, BCSPP GP, and BCC. The principal occupation of Messrs. Carter and Schumacher is as employees of BCC, and Mr. Carter is a limited partner of BCSPP GP, and Mr. Schumacher is a limited partner in both BCP GP and BCSPP GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (including traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

11

CUSIP NO. 524706108

(f)       Messrs. Tracy, Carter, Schumacher and Williams are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Shares purchased by BCP and BCSPP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate cost of the 14,248,250 Shares directly owned by BCP is approximately $44,856,221, including brokerage commissions. The aggregate cost of the 9,904,802 Shares directly owned by BCSPP is approximately $30,296,528, including brokerage commissions. The 6,510 Shares directly owned by Mr. Tracy were purchased with personal funds and cost approximately $13,378, including brokerage commissions. The 147,317 Shares directly owned by Mr. Carter were purchased with personal funds and cost approximately $262,001, including brokerage commissions. The 8,686 Shares directly owned by Mr. Schumacher were purchased with personal funds and cost approximately $18,675, including brokerage commissions. The 748,972 Shares directly owned by Mr. Williams were purchased with personal funds and cost approximately $1,305,434, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 108,442,278 Shares outstanding, which is the sum of: (i) 106,442,278 Shares reported outstanding as of October 29, 2018 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2018, and (ii) 2,000,000 Shares reported issued on the Issuer’s Current Report on Form 8-K filed with the SEC on December 10, 2018.

12

CUSIP NO. 524706108

A.	BCP
(a)	As of the close of business on January 11, 2019, BCP beneficially owned 14,248,250 Shares.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 14,248,250

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 14,248,250

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by BCP during the past sixty days are set forth in Schedule A and incorporated herein by reference.
B.	BCSPP
(a)	As of the close of business on January 11, 2019, BCSPP beneficially owned 9,904,802 Shares.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 9,904,802

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 9,904,802

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BCSPP during the past sixty days are set forth in Schedule A and incorporated herein by reference.
C.	BCP GP
(a)	BCP GP, as the general partner of BCP, may be deemed the beneficial owner of the 14,248,250 Shares owned by BCP.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,248,250

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,248,250

(c)	BCP GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BCP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 524706108

D.	BCSPP GP
(a)	BCSPP GP, as the general partner of BCSPP, may be deemed the beneficial owner of the 9,904,802 Shares owned by BCSPP.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,904,802

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,904,802

(c)	BCSPP GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BCSPP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	BCC
(a)	As the investment manager of each BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of both BCP GP and BCSPP GP, BCC may be deemed the beneficial owner of the (i) 14,248,250 Shares owned by BCP and (ii) 9,904,802 Shares owned by BCSPP.

Percentage: Approximately 22.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 24,153,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 24,153,052

(c)	BCC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BCP and BCSPP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Tracy
(a)	As of the close of business on January 11, 2019, Mr. Tracy directly owned 6,510 Shares. As a Managing Partner of BCP GP, BCSPP GP and BCC, Mr. Tracy may be deemed the beneficial owner of the (i) 14,248,250 Shares owned by BCP and (ii) 9,904,802 Shares owned by BCSPP.

Percentage: Approximately 22.3%

(b)	1. Sole power to vote or direct vote: 6,510

2. Shared power to vote or direct vote: 24,153,052

3. Sole power to dispose or direct the disposition: 6,510

4. Shared power to dispose or direct the disposition: 24,153,052

(c)	Mr. Tracy has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of BCP and BCSPP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP NO. 524706108

G.        Mr. Carter

(a)	As of the close of business on January 11, 2019, Mr. Carter directly owned 147,317 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 147,317

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 147,317

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Carter during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.        Mr. Schumacher

(a)	As of the close of business on January 11, 2019, Mr. Schumacher directly owned 8,686 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,686

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 8,686

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Schumacher during the past sixty days are set forth in Schedule A and are incorporated herein by reference

I.       Mr. Williams

(a)	As of the close of business on January 11, 2019, Mr. Williams directly owned 748,972 Shares. As a Managing Partner of BCP GP, BCSPP GP and BCC, Mr. Williams may be deemed the beneficial owner of the (i) 14,248,250 Shares owned by BCP and (ii) 9,904,802 Shares owned by BCSPP.

Percentage: Approximately 23.0%

(b)	1. Sole power to vote or direct vote: 748,972

2. Shared power to vote or direct vote: 24,153,052

3. Sole power to dispose or direct the disposition: 748,972

4. Shared power to dispose or direct the disposition: 24,153,052

(c)	The transactions in the Shares by Mr. Williams during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of BCP and BCSPP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

15

CUSIP NO. 524706108

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On January 11, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1	Joint Filing Agreement by and among Baines Creek Partners, L.P., Baines Creek Special Purpose Partners, L.P., Baines Creek GP, L.P., Baines Creek SP GP, L.P., Baines Creek Capital, LLC, Kevin Tracy, Jeremy Carter, James Schumacher and Brian Williams, dated January 11, 2019.

16

CUSIP NO. 524706108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2019

Baines Creek Partners, L.P.

By:	Baines Creek GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Special Purpose Partners, L.P.

By:	Baines Creek SP GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek SP GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Capital, LLC

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

17

CUSIP NO. 524706108

/s/ Brian Williams
Brian Williams

/s/ Kevin Tracy
Kevin Tracy

/s/ Jeremy Carter
Jeremy Carter

/s/ James Schumacher
James Schumacher

18

CUSIP NO. 524706108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Baines creek partners, l.p.

132,200	1.8560	12/06/2018
92,551	2.0800	12/07/2018
25,000	1.8400	12/10/2018
15,000	1.6400	12/13/2018
20,000	1.4500	12/14/2018
25,000	1.2020	12/27/2018
363,186	1.3840	12/31/2018

Baines creek partners special purpose Partners, l.p.

7,000	1.3822	12/31/2018

Jeremy carter

5,000	2.0100	12/07/2018

James schumacher

4,000	2.1000	12/07/2018

Brian williams

50,000	2.0800	12/07/2018
75,000	1.8387	12/10/2018
25,000	1.5900	12/13/2018
50,000	1.4600	12/14/2018
25,000	1.2200	12/28/2018
50,600	1.4070	12/31/2018